SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                              FORM 11-K


           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

             For the Fiscal Year Ended December 31, 1997
                                       _________________


                     CUMMINS ENGINE COMPANY, INC.
     (Name of issuer of the securities held pursuant to the plan)


Commission File Number 1-4949.
                       _______


Incorporated in the State of Indiana    I.R.S. Employer Identification
                                                No. 35-0257090


     500 Jackson Street, Box 3005, Columbus, Indiana  47202-3005
               (Address of Principal Executive Office)

                  Telephone Number:  (812) 377-5000


             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                     RETIREMENT AND SAVINGS PLANS
                        FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1997 AND 1996
                    TOGETHER WITH AUDITORS' REPORT
                        (Full title of the plan)

             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                    RETIREMENT AND SAVINGS PLANS
                    INDEX TO FINANCIAL STATEMENTS


                                                             Page
                                                             ____

Report of Independent Public Accountants                     3

Combining Statements of Net Assets by Plan                   4-5

Combining Statements of Changes in Net Assets by Plan        6-8

Combining Statements of Net Assets by Fund                   9-10

Combining Statements of Changes in Net Assets by Fund        11-13

Notes to Financial Statements                                14-20


                                                            Schedule
                                                            ________


Assets Held for Investment Purposes                             I

Reportable Transactions                                        II

Matching Contribution Formulas                                III

Employing Locations by Plan                                    IV

Loans or Fixed Income Obligations                               V


                                                            Exhibit
                                                            _______

Consent of Independent Public Accountants                      23

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
              ________________________________________




To the Pension Policy Committee
of Cummins Engine Company, Inc.:


We have audited the accompanying combining statements of net assets by plan and by fund, of the CUMMINS ENGINE COMPANY, INC. AND AFFILIATES RETIREMENT AND SAVINGS PLANS (the Plans) as of December 31, 1997 and 1996, and the related statements of changes in net assets by plan and by fund, for the years ended December 31, 1997, 1996 and 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plans as of December 31, 1997 and 1996, and the changes in the net assets for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, matching contribution formulas, employing locations by plan, and loans or fixed income obligations are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets and the statement of changes in net assets is presented for purposes of additional analysis rather than to present the net assets and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                               ARTHUR ANDERSEN LLP

Chicago, Illinois
June 17, 1998.

                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1997
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      TOTAL
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $  1,130    $      -    $     -     $  -
$     -   $  1,130
 Cummins Engine Company, Inc.
  Fixed Income Fund                   88,160     111,266     20,194       75
5,884    225,579
 Vanguard Wellington Fund             96,263      62,915     29,895      103
5,750    194,926
 Vanguard U.S. Growth Fund            57,069      20,390     16,735      116
4,359     98,669
 Vanguard Index Trust Fund            79,880      36,215     22,475      133
5,569    144,272
 Vanguard Explorer Fund               13,112       3,093      2,547       84
501     19,337
 Vanguard International Fund           7,542       1,256      1,295       32
344     10,469
 Cummins Engine Company, Inc.
  Common Stock                       148,332       9,890      3,217       21
1,783    163,243

 Participant Loans                     6,346       4,142      1,475       28
1,102     13,093
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           497,834     249,167     97,833      592
25,292    870,718
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                3,786       1,354        141       15
686      5,982
 Employee contributions                1,382       1,437        342        5
300      3,466
 Employee loan repayments                286         230         79        1
77        673
 Accrued interest                          4           -          -        -
-          4
                                    ________    ________    _______     ____
_______   ________
Total receivables                      5,458       3,021        562       21
1,063     10,125
                                    ________    ________    _______     ____
_______   ________
Total assets                         503,292     252,188     98,395      613
26,355    880,843
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      2,819           -          -        -
-      2,819
 Note payable - ESOP                  64,950           -          -        -
-     64,950
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     67,769           -          -        -
-     67,769
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $435,523    $252,188    $98,395     $613
$26,355   $813,074
                                    ________    ________    _______     ____
_______   ________
                                    ________    ________    _______     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                             COMBINING STATEMENTS OF NET ASSETS BY PLAN
                                          DECEMBER 31, 1996
                                          (stated in OOO's)

                                    Salaried   Bargaining    Onan     Lubricon
CDC      TOTAL
                                    ________   __________   _______   ________
_______   ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund        $  1,134    $      -    $     -     $  -
$     -   $  1,134
 Cummins Engine Company, Inc.
  Fixed Income Fund                   89,808     111,753     19,473       68
5,920    227,022
 Vanguard Wellington Fund             77,360      49,591     24,290       74
4,352    155,667
 Vanguard U.S. Growth Fund            45,475      17,367     13,167       91
3,182     79,282
 Vanguard Index Trust Fund            53,581      23,567     15,973      105
3,323     96,549
 Vanguard Explorer Fund                9,192       2,262      2,179       43
411     14,087
 Vanguard International Fund           6,971       1,335      1,292       33
312      9,943
 Cummins Engine Company, Inc.
  Common Stock                       111,725       5,847      2,383       18
858    120,831

 Participant Loans                     5,919       4,084      1,734       21
954     12,712
                                    ________    ________    _______     ____
_______   ________
Total cash and investments           401,165     215,806     80,491      453
19,312    717,227
                                    ________    ________    _______     ____
_______   ________
Receivables:

 Employer contributions                3,555       1,332        262       21
562      5,732
 Employee contributions                1,411       1,384        436        3
239      3,473
 Employee loan repayments                274         208         85        1
65        633
 Accrued interest                          4           -          -        -
-          4
                                    ________    ________    _______     ____
_______   ________
Total receivables                      5,244       2,924        783       25
866      9,842
                                    ________    ________    _______     ____
_______   ________
Total assets                         406,409     218,730     81,274      478
20,178    727,069
                                    ________    ________    _______     ____
_______   ________
Liabilities
___________

 Interest payable                      2,888           -          -        -
-      2,888
 Note payable - ESOP                  66,550           -          -        -
-     66,550
                                    ________    ________    _______     ____
_______   ________
Total liabilities                     69,438           -          -        -
-     69,438
                                    ________    ________    _______     ____
_______   ________
Net Assets                          $336,971    $218,730    $81,274     $478
$20,178   $657,631
                                    ________    ________    _______     ____
_______   ________
                                    ________    ________    _______     ____
_______   ________


The accompanying notes and schedules are an integral part of these statements.

                            CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1997
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      TOTAL
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $336,971    $218,730    $81,274
$478     $20,178   $657,631
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    57,480      33,293     16,480
95       3,837    111,185
 Interest income                               23           -          -
-           -         23
 Dividend income                            1,488           -          -
-           -      1,488
 Net realized & unrealized depreciation
  in the value of investments              29,137           -          -
-           -     29,137
                                         _________   ________    _______
_____    _______   _________

Total investment income                    88,128      33,293     16,480
95       3,837    141,833

Less: investment advisory expense              17           -          -
-           -         17
      interest expense                      5,638           -          -
-           -      5,638
                                         ________    ________    _______
_____    _______   ________

Net investment income                      82,473      33,293     16,480
95       3,837    136,178
                                         ________    ________    _______
_____    _______   _________


Contributions:
 Employer                                  12,649       1,363        152
14       1,247     15,425
 Employee                                  22,737      13,927      5,631
68       2,596     44,959
 Rollover                                   1,475         129        178
-          30      1,812
                                         ________    ________    _______
____     _______   ________
Total contributions                        36,861      15,419      5,961
82       3,873     62,196
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (21,231)    (15,182)    (6,215)
(40)     (1,789)   (44,457)

Inter-plan transfers                          449         (72)       895
(2)        256      1,526
                                         ________    _________   ________
_____    ________  ________

Net assets - end of year                 $435,523    $252,188    $98,395
$613     $26,355   $813,074
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1996
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      TOTAL
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $274,796    $195,517    $69,026
$469     $17,064   $556,872
                                         ________    ________    _______
____     _______   ________

Investment income:
 Fund investment income                    39,001      23,367     11,144
68       2,550     76,130
 Interest income                               26           -          -
-           -         26
 Dividend income                            2,252           -          -
-           -      2,252
 Net realized & unrealized depreciation
  in the value of investments              20,256           -          -
-           -     20,256
                                         _________   ________    _______
____     _______   _________

Total investment income                    61,535      23,367     11,144
68       2,550     98,664

Less: investment advisory expense              44           -          -
-           -         44
      interest expense                      5,777           -          -
-           -      5,777
                                         ________    ________    _______
____     _______   ________

Net investment income                      55,714      23,367     11,144
68       2,550     92,843
                                         ________    ________    _______
____     _______   ________


Contributions:
 Employer                                   5,342       1,346        266
21         564      7,539
 Employee                                  19,798      13,885      5,768
46       2,161     41,658
 Rollover                                     779          34        193
-          44      1,050
                                         ________    ________    _______
____     _______   ________
Total contributions                        25,919      15,265      6,227
67       2,769     50,247
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                   (19,649)    (15,218)    (5,191)
(126)     (2,147)   (42,331)

Inter-plan transfers                          191        (201)        68
-         (58)         -
                                         ________    _________   _______
____     ________  ________

Net assets - end of year                 $336,971    $218,730    $81,274
$478     $20,178   $657,631
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.


                             CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                    RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY PLAN
                                          DECEMBER 31, 1995
                                          (stated in OOO's)

                                         Salaried   Bargaining    Onan
Lubricon     CDC      TOTAL
                                         ________   __________   _______
________   _______   ________

Net Assets - beginning of year           $238,898    $167,221    $54,262
$369     $13,892   $474,642
                                         ________    ________    _______
____     _______   ________
Investment income:
 Fund investment income                    39,792      22,889     11,797
79       2,290     76,847
 Interest income                               28           -          -
-           -         28
 Dividend income                            2,287           -          -
-           -      2,287
 Net realized & unrealized depreciation
  in the value of investments             (18,865)          -          -
-           -    (18,865)
                                         _________   ________    _______
____     _______   _________

Total investment income                    23,242      22,889     11,797
79       2,290     60,297

Less: investment advisory expense              70          25          4
-           2        101
      interest expense                      5,907           -          -
-           -      5,907
                                         ________    ________    _______
____     _______   ________

Net investment income                      17,265      22,864     11,793
79       2,288     54,289
                                         ________    ________    _______
____     _______   ________
Contributions:
 Employer                                   5,390       1,462        286
20         592      7,750
 Employee                                  21,602      13,946      5,903
59       2,213     43,723
 Rollover                                   1,029          88        106
-          23      1,246
                                         ________    ________    _______
____     _______   ________
Total contributions                        28,021      15,496      6,295
79       2,828     52,719
                                         ________    ________    _______
____     _______   ________

Participant withdrawals                    (9,896)    (10,006)    (3,265)
(57)     (1,554)   (24,778)

Inter-plan transfers                          508         (57)       (59)
(1)       (391)         -
                                         ________    _________   ________
_____    ________  ________

Net assets - end of year                 $274,796    $195,518    $69,026
$469     $17,063   $556,872
                                         ________    ________    _______
____     _______   ________
                                         ________    ________    _______
____     _______   ________


The accompanying notes and schedules are an integral part of these statements.

                                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                              RETIREMENT AND SAVINGS PLANS
                                    COMBINING STATEMENTS OF NET ASSETS BY FUND
                                                        DECEMBER 31, 1997
                                                        (stated in OOO's)

                                Fixed                 U.S.     Index   Explorer
Cummins           Flexi   Loan
                                Income   Wellington  Growth    Fund      Fund
Intl.    Stock    ESOP    Trust   Fund     Total
                               ________  __________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Assets
______

Cash and investments:

 The Vanguard
  Short-Term Investment Fund   $      -   $      -   $     -  $     -  $     -  $
-  $     -  $   865  $ 265  $     -  $  1,130
 Cummins Engine Company,Inc.
  Fixed Income Fund             225,579          -         -        -        -
-        -        -      -        -   225,579
 Vanguard Wellington Fund             -    194,925         -        -        -
-        -        -      -        -   194,925
 Vanguard U.S. Growth Fund            -          -    98,669        -        -
-                 -      -        -    98,669
 Vanguard Index Trust Fund            -          -         -  144,273        -
-        -        -      -        -   144,273
 Vanguard Explorer Fund               -          -         -        -   19,339
-        -        -      -        -    19,339
 Vanguard International Fund          -          -         -        -        -
10,468        -        -      -        -    10,468
 Cummins Engine Company, Inc.
  Common Stock                        -          -         -        -        -
-   29,398  127,787   6059        -   163,244

 Participant Loans                    -          -         -        -        -
-        -        -      -   13,092    13,092
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Total cash and investments      225,579    194,925    98,669  144,273   19,339
10,468   29,398  128,652   6324   13,092   870,719
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Receivables:

 Employer contributions           1,009        433       256      324       50
32       95    3,781      -        -     5,980
 Employee contributions           1,026        835       545      715      122
74      151        -      -        -     3,468
 Employee loan repayments           210        160       104      131       17
10       40        -      -        -       672
 Accrued interest                     -          -         -        -        -
-        -        4      -        -         4
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Total receivables                 2,245      1,428       905    1,170      189
116      286    3,785      -        -    10,124
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Total assets                    227,824    196,353    99,574  145,443   19,528
10,584   29,684  132,437   6324   13,092   880,843
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
Liabilities
___________

 Interest payable                     -          -         -        -        -
-        -    2,819      -        -     2,819
 Note payable - ESOP                  -          -         -        -        -
-        -   64,950      -        -    64,950
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Total liabilities                     -          -         -        -        -
-        -   67,769      -        -    67,769
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets                     $227,824   $196,353   $99,574 $145,443  $19,528
$10,584  $29,684  $64,668  $6324  $13,092  $813,074
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________
                               ________   ________   _______  _______  _______
_______  _______  _______  _____  _______  ________

The accompanying notes and schedules are an integral part of these statements.


                                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                                    COMBINING STATEMENTS OF NET ASSETS BY FUND
                                                       DECEMBER 31, 1996
                                                       (stated in OOO's)

                                  Fixed                 U.S.     Index   Explorer
Cummins            Loan
                                  Income   Wellington  Growth    Fund      Fund
Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
______  _______  _______  _______  ________
Assets
______

Cash and investments:

 The Northern Trust Company
  Short-Term Investment Fund     $      -   $      -   $     -  $     -   $    -   $
-  $     -  $ 1,134  $     -  $  1,134
 Cummins Engine Company, Inc.
  Fixed Income Fund               227,022          -         -        -        -
-        -        -        -   227,022
 Vanguard Wellington Fund               -    155,667         -        -        -
-        -        -        -   155,667
 Vanguard U.S. Growth Fund              -          -    79,282        -        -
-        -        -        -    79,282
 Vanguard Index Trust Fund              -          -         -   96,550        -
-        -        -        -    96,550
 Vanguard Explorer Fund                 -          -         -        -   14,088
-        -        -        -    14,088
 Vanguard International Fund            -          -         -        -        -
9,942        -        -        -     9,942
 Cummins Engine Company, Inc.
  Common Stock                          -          -         -        -        -
-   18,135  102,694        -   120,829

 Participant Loans                      -          -         -        -        -
-        -        -   12,712    12,712
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________

Total cash and investments        227,022    155,667    79,282   96,550   14,088
9,942   18,135  103,828   12,712   717,226
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
Receivables:

 Employer contributions             1,037        500       303      350       58
41       78    3,365        -     5,732
 Employee contributions             1,126        838       555      646      129
79      100        -        -     3,473
 Employee loan repayments             209        155       102      112       18
12       26        -        -       634
 Accrued interest                       -          -         -        -        -
-        -        4        -         4
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
Total receivables                   2,372      1,493       960    1,108      205
132      204    3,369        -     9,843
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
Total assets                      229,394    157,160    80,242   97,658   14,293
10,074   18,339  107,197   12,712   727,069
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
Liabilities
___________

 Interest payable                       -          -         -        -        -
-        -    2,888        -     2,888
 Note payable - ESOP                    -          -         -        -        -
-        -   66,550        -    66,550
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________

Total liabilities                       -          -         -        -        -
-        -   69,438        -    69,438
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________

Net Assets                       $229,394   $157,160   $80,242  $97,658  $14,293
$10,074  $18,339  $37,759  $12,712  $657,631
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.


                                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                                       DECEMBER 31, 1997
                                                       (stated in OOO's)

                                  Fixed               U.S.
Cummins           Flexi   Loan
                                  Income  Wellington Growth    Index   Explorer
Intl.    Stock    ESOP    Trust   Fund     Total
                                 ________ __________ _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets - beginning of year   $229,394  $157,160  $80,242  $97,658  $14,293
$10,074  $18,339  $37,759      -  $12,712  $657,631
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Investment income:
  Fund investment income (loss)    14,236    36,584   20,540   34,077    1,983
(593)   4,359        -      -        -   111,186
  Interest income                       -         -        -        -        -
-        -       23      -        -        23
  Dividend income                       -         -        -        -        -
-        -    1,431     56        -     1,487
  Net realized and unrealized
   depreciation in the value
   of investments                       -         -        -        -        -
-        -   29,484   (346)       -    29,138
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  _________

Total investment income (loss)     14,236    36,584   20,540   34,077    1,983
(593)   4,359   30,938   (290)       -   141,834

Less: investment advisory expense       -         -        -        -        -
-        -       17      -        -        17
      interest expense                  -         -        -        -        -
-        -    5,637      -        -     5,637
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Net investment income (loss)       14,236    36,584   20,540   34,077    1,983
(593)   4,359   25,284   (290)       -   136,180
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Contributions:
  Employer                          1,228       540      358      430       66
45      133    5,894   6730        -    15,424
  Employee                         12,136    10,908    7,792    9,537    1,766
1,232    1,587        -      -        -    44,958
  Rollover                            348       250      329      508      130
46      202        -      -        -     1,813
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Total contributions                13,712    11,698    8,479   10,475    1,962
1,323    1,922    5,894   6730        -    62,195
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Participant loan repayments         2,747     2,124    1,446    1,662      237
158      408        -      -   (8,782)        -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________


Inter-fund transfers              (11,277)       60   (4,527)   8,773    2,079
238    6,180        -    (44)       -         -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
Payments:
Participant withdrawals           (18,124)   (8,913)  (5,124)  (5,547)    (803)
(489)  (1,073)  (2,787)   (72)       -   (42,932)
Participant loan withdrawals      ( 2,864)   (2,360)  (1,482)  (1,655)    (223)
(127)  (  451)       -      -    9,162         -
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Total payments                    (20,988)  (11,273)  (6,606)  (7,202)  (1,026)
(616)  (1,524)  (2,787)   (72)   9,162   (42,932)
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________

Net Assets - end of year         $227,824  $196,353  $99,574 $145,443  $19,528
$10,584  $29,684  $64,668  $6324  $13,092  $813,074
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________
                                 ________  ________  _______  _______  _______
_______  _______  _______  _____  _______  ________


The accompanying notes and schedules are an integral part of these statements.



                                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                                       DECEMBER 31, 1996
                                                       (stated in OOO's)

                                  Fixed                 U.S.
Cummins            Loan
                                  Income   Wellington  Growth    Index   Explorer
Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______  ________
_______  _______  _______  _______  ________

Net Assets - beginning of year   $227,822   $135,360   $54,293  $71,047   $9,352   $
8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Investment income:
  Fund investment income (loss)    14,358     21,730    15,259   17,403    1,357
904    5,120        -        -    76,131
  Interest income                       -          -         -        -        -
-        -       26        -        26
  Dividend income                       -          -         -        -        -
-        -    2,252        -     2,252
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -
-        -   20,257        -    20,257
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  _________

Total investment income (loss)     14,358     21,730    15,259   17,403    1,357
904    5,120   22,535        -    98,666

Less: investment advisory expense       -          -         -        -        -
-        -       44        -        44
      interest expense                  -          -         -        -        -
-        -    5,777        -     5,777
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net investment income (loss)       14,358     21,730    15,259   17,403    1,357
904    5,120   16,714        -    92,845
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Contributions:
  Employer                          1,080        501       303      351       59
41       79    5,125        -     7,539
  Employee                         13,169     10,273     6,426    7,533    1,657
1,194    1,405        -        -    41,657
  Rollover                            207        182       192      265       91
53       60        -        -     1,050
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total contributions                14,456     10,956     6,921    8,149    1,807
1,288    1,544    5,125        -    50,246
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Participant loan repayments         2,751      1,971     1,229    1,405      244
180      364        -   (8,144)        -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Inter-fund transfers               (7,367)      (470)    8,234    5,399    2,371
389   (8,556)       -        -         -
                                 _________  _________  _______  _______   ______
_______  _______  _______  _______  ________
Payments:
Participant withdrawals           (19,211)   (10,208)   (4,406)  (4,179)    (673)
(644)  (1,264)  (1,747)       -   (42,332)
Participant loan withdrawals      ( 3,415)   ( 2,179)   (1,288)  (1,566)    (165)
(145)  (  520)       -    9,278         -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total payments                    (22,626)   (12,387)   (5,694)  (5,745)    (838)
(789)  (1,784)  (1,747)   9,278   (42,332)
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________

Net Assets - end of year         $229,394   $157,160   $80,242  $97,658  $14,293
$10,074  $18,339  $37,759  $12,712  $657,631
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______  _______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.


                                   CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                                  RETIREMENT AND SAVINGS PLANS
                         COMBINING STATEMENTS OF CHANGES IN NET ASSETS BY FUND
                                                       DECEMBER 31, 1995
                                                       (stated in OOO's)

                                  Fixed                 U.S.
Cummins            Loan
                                  Income   Wellington  Growth    Index
Explorer   Intl.    Stock    ESOP     Fund     Total
                                 ________  __________  _______  _______
________  _______  _______  _______  _______  ________

Net Assets - beginning of year   $214,951   $ 99,306   $31,985  $44,135   $4,134
$10,511  $22,298  $35,953  $11,369  $474,642
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Investment income:
  Fund investment income (loss)    15,416     31,854    13,383   17,250    1,429
770   (3,255)       -        -    76,847
  Interest income                       -          -         -        -        -
-        -       28        -        28
  Dividend income                       -          -         -        -        -
-        -    2,287        -     2,287
  Net realized and unrealized
   depreciation in the value
   of investments                       -          -         -        -        -
-        -  (18,865)       -   (18,865)
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  _________

Total investment income (loss)     15,416     31,854    13,383   17,250    1,429
770   (3,255) (16,550)       -    60,297

Less: investment advisory expense      51          -         -        -        -
-        -       50        -       101
      interest expense                  -          -         -        -        -
-        -    5,907        -     5,907
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net investment income (loss)       15,365     31,854    13,383   17,250    1,429
770   (3,255) (22,507)       -    54,289
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Contributions:
  Employer                          1,309        526       268      309       45
40       96    5,157        -     7,750
  Employee                         16,125     10,654     5,579    6,694    1,175
1,489    2,007        -        -    43,723
  Rollover                            254        262       235      291       68
62       74        -        -     1,246
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total contributions                17,688     11,442     6,082    7,294    1,288
1,591    2,177    5,157        -    52,719
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Participant loan repayments         2,994      1,835       945    1,137      151
204      461        -   (7,727)        -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Inter-fund transfers               (6,077)    (2,427)    4,462    4,288    2,792
(4,420)   1,382        -        -         -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
Payments:
Participant withdrawals           (13,912)    (4,811)   (1,651)  (1,922)
(298)     (361)    (887)    (936)       -   (24,778)
Participant loan withdrawals      ( 3,187)    (1,838)   (  913)  (1,136)
(144)     (193)    (525)       -    7,936         -
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Total payments                    (17,099)    (6,649)   (2,564)  (3,058)
(442)     (554)  (1,412)    (936)   7,936   (24,778)
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________

Net assets - end of year         $227,822   $135,361   $54,293  $71,046   $9,352
$ 8,102  $21,651  $17,667  $11,578  $556,872
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________
                                 ________   ________   _______  _______   ______
_______  _______  _______  _______  ________


The accompanying notes and schedules are an integral part of these statements.


                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1997 AND 1996


1.  SUMMARY OF THE PLAN
    ___________________

       The Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plans (the Plan or the Plans) are defined contribution plans that cover five employee groups, as described in Note 2.
Participants have the opportunity to make pre-tax and after-tax contributions to the plan and can choose from seven different investment options. Investment options and details of the plans are described in Note 2 and Note 3.


2.  SUMMARY OF ACCOUNTING POLICIES
    ______________________________

Basis of Combination
____________________

    The Combining Statements of Net Assets and Changes in Net Assets reflect the financial activity of the Retirement and Savings Plans of Cummins Engine Company, Inc. (the Company) and certain subsidiary companies (the Companies). These Plans include:

   Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (Salaried
   Plan)

   Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees (Bargaining Plan)

   Cummins Engine Company, Inc. Retirement and Savings Plan for Onan Corporation Employees (Onan Plan)

   Cummins Engine Company, Inc. Retirement and Savings Plan for
   Lubricant Consultants, Inc. Employees (Lubricon Plan)

   Cummins Engine Company, Inc. Retirement and Savings Plan for
   Consolidated Diesel Company Employees (CDC Plan)

Trust Arrangements
__________________

    A single trust arrangement is maintained with the Trustee for the administration of all the investments in the Plans; however, the Employee Stock Ownership Plan (ESOP) was maintained with The Northern Trust Company (Vanguard assumed responsibility effective February
1997) for the ESOP portion of the Plans (as described in Note 3).

Accounting Method
_________________

    Accounting records are maintained by the Trustee on a modified cash basis. All material adjustments have been made to present the financial statements under the accrual basis of accounting as required by generally accepted accounting principles.

    All investments included in the Combining Statements of Net Assets and Schedule I and the investment related income included in the Combining Statements of Changes in Net Assets reflect amounts obtained from and certified by the respective trustees as being complete and accurate.

Investments
___________

    Investments held by the Trust are stated at market value except for its investment contracts which are stated at contract value and changes in market value are reflected in Fund investment income
(loss).  Quoted market prices are used to value investments.

    The Fixed Income Fund consists primarily of insurance contracts and bank investment contracts with various insurance companies. The insurance companies maintain investment accounts for each contract. The accounts are credited with earnings on the underlying investments at interest rates ranging from 4.95% to 7.88% for both 1996 and 1997 and charged for withdrawals and administrative expenses by the insurance companies. The contracts are included in the financial statements at contract value. Fair Values of the contracts approximate $228,086,000 and $227,560,000 at December 31, 1997 and
1996, respectively. Contract values represent contributions made under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The crediting interest rate is based on an agreed upon formula with the issuer.

    Assets of the Trust are segregated into seven investment funds: the Cummins Engine Company, Inc. Fixed Income Fund, the Wellington Fund, the Vanguard U.S. Growth Fund, the Vanguard Institutional Index Fund, the Vanguard Explorer Fund, the Vanguard International Fund, and the Cummins Common Stock Fund. Maintenance of separate funds provides investment alternatives to participants in the Plans; the allocation of investments between the funds is at the direction of participants.

    Like all the other investment alternatives, the Cummins Common Stock Fund is valued in units. The net asset value per unit fluctuates on a daily basis with the change in the price of Cummins Stock. At December 31, 1997 there were a total of 2,599,000 units and a net asset value of $29,680,000.

    The assets of the Fixed Income Fund consist primarily of insurance and bank investment contracts. The Wellington Fund consists primarily of equity, fixed income, and cash equivalent marketable securities. The Vanguard U.S. Growth Fund consists primarily of long-term domestic and foreign capital growth stock. The Vanguard Institutional Index Fund consists primarily of equity and cash equivalent marketable securities whose investment results should correspond to the performance of the Standard & Poor's 500 Composite Stock Price (S & P 500) Index. The Explorer Fund consists of common stocks of small companies with favorable prospects for above-average growth in market value. The International Fund consists of a broadly diversified portfolio of non-U.S. equity securities selected on the basis of relative value. The Cummins Common Stock Fund consists of investments in Company common stock. The ESOP Fund consists of matching contributions in the form of common stock for certain plans. The Flexi Trust Fund also consists of matching contributions in the form of common stock for certain plans.

    Effective January 1996, the Vanguard Institutional Index Fund replaced Vanguard Index Trust-500 Fund.

    Net investment income (loss) of each fund is allocated to each Plan based on the relationship of each Plan's investment in the fund to the total investment in the fund. Net investment income (loss) is likewise allocated to participants based on the relationship of participant account balances in each fund to the total balance in each fund.

Participant Loans
_________________

    The Plans permit participants to borrow portions of their accounts subject to Department of Labor regulations. Participants may take out loans limited to the lessor of $50,000 or 50 percent of the present value of their accounts (excluding ESOP and Flexi Trust accounts) over a period not to exceed 54 months. The annual interest rate is the Prime Rate, as quoted in the Wall Street Journal, plus 1 percent. The amount used to secure a loan is 50 percent of the participant's account balance.

    Participant loan activity is reported in the Combining Statements of Net Assets and Changes in Net Assets by Fund in the Loan Fund.


Administrative Expenses and Investment Advisory Fees
____________________________________________________

    Administrative expenses such as record keeping fees are paid by the Companies. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings. Investment advisory fees for the Fixed Income Fund are paid directly from the fund. The trust agreement entitles the Trustee to receive reasonable compensation for services rendered and expenses incurred in the administration and execution of the Plans.


3.  DESCRIPTION OF THE PLANS
    ________________________

Participation
_____________

    Substantially all full-time, domestic employees of the Company and designated subsidiaries are eligible to participate in one of the Plans no later than the first day of the month following the 60th day after date of employment. Nonresident aliens employed by the Company or a foreign subsidiary are eligible to participate if the Company owns at least 80 percent of the foreign subsidiary's common stock.

    The Plans encourage voluntary savings through regular payroll deductions. Subject to limitations contained in the Internal Revenue Code and Regulations, participants may contribute up to 15 percent of gross pay (10 percent with respect to certain highly compensated participants) as pre-tax contributions, and 10 percent of gross pay as after-tax contributions (not to exceed 20% in total). In addition, participants are permitted to make voluntary additional after-tax contributions once each year.

    Either at the end of each Plan year or on a monthly basis (monthly matching new in January, 1997), the Companies make matching contributions for each participant's pre-tax and after-tax contributions that remain in the Plans at the end of the Plan year or month. The formulas for these matches, as set forth in the Plans, vary for each Company (see Schedule III). Certain groups of participants receive cash matches and other groups participate in the ESOP and Flexi Trust (as described below) and receive matching contributions in the form of Company common stock. All matching cash contributions, ESOP shares, Flexi Trust shares, and earnings thereon are immediately vested and nonforfeitable.

    In July 1989, the Company established the ESOP Trust and sold 2,362,206 shares of its common stock at $31.75 per share (amounts reflect two-for-one common stock split) to the ESOP Trust in exchange for a $75 million promissory note (the Note) secured by the shares. In December 1990, the ESOP Trust prepaid its then-current indebtedness to the Company with proceeds from the issuance of $72,750,000 of 8.76 percent ESOP Notes due 1998 and guaranteed by the Company (see Note 6). The arrangement requires the Companies to contribute an aggregate annual amount to the ESOP Trust equal to the annual principal and interest payable under the terms of the Note after application of dividends paid on shares held in the ESOP Trust. As the ESOP Trust's indebtedness is repaid from these sources of funds, shares are allocated to the accounts of participants in the ESOP in relative proportion to each participant's contributions to the Plans as well as dividends received on shares previously allocated to the participant's account in the ESOP Trust. Effective July, 1998 the ESOP Notes will be refinanced at 6.96 percent due 2010 and guaranteed by the Company (see Note 6). As of December 31, 1997, 1,030,978 shares were allocated and 1,331,228 remain unallocated in the ESOP Trust.

    In January 1997, the Company established the Flexi Trust and sold 3,750,000 shares of its common stock at $48.25 per share to the Flexi Trust in exchange for a $180,937,500 promissory note (the Note) at
7.65 percent due 2012 secured by the shares. In the event contributions to, and earnings of, the Trust are insufficient to satisfy any installment of principal and interest on the due date thereof, the Company (acting through the Trust Committee) may, in its discretion, forgive such installment to the extent of the insufficiency.

    Participant and Company cash matching contributions are deposited in the Trust and then invested in the seven investment funds in accordance with participant elections. Account balances and contributions can be invested in one or more of the seven investment funds in multiples of 1 percent. Investment direction can be changed daily with a limit of two times per month. Until February 3, 1997, common stock account balances in the ESOP and Flexi Trust accounts could not be redirected. As of February 3, 1997, participants 55 years of age or older are able to diversify their stock account balances in the ESOP and Flexi Trust accounts into the other RSP investment options. Investment experience is allocated to participant accounts on a daily basis.

Participant Withdrawals
_______________________

    Participants are permitted to withdraw their after-tax contributions, the Company cash matching contributions (after remaining in the account for two full plan years) and accumulated earnings thereon. Participants are also permitted to take out loans (see Note 2). In the event of financial hardship, participants are permitted to withdraw pre-tax contributions and accumulated earnings thereon. Each hardship withdrawal request, including proof of financial hardship, is reviewed individually by the Plans' Administrator. In-service withdrawals from the ESOP account are prohibited.

Plan Payouts
____________

    Upon termination of employment, immediate distribution is made to those participants with account balances less than or equal to $3,500. Terminating participants with account balances greater than $3,500 must consent to any payment prior to the attainment of age 70 1/2. Participants who do not consent to immediate distribution may subsequently elect in writing to begin receiving benefits as soon as is practical, provided that in any event the distribution commences no later than April 1 of the Plan year following the Plan year in which age 70 1/2 occurs. Account balances remaining in the Plans will continue to share in the earnings of the investments prior to distribution. Distributions from the ESOP and Flexi Trust portions of the Plans are in whole shares of stock allocated to participant accounts, with cash for partial shares unless participants elect to receive the entire distribution in cash at current market value.


4.  PLAN AMENDMENTS
    _______________

    Effective January 1, 1996, the after-tax match for OCU employees hired after June 19, 1990 and OCU-CMEP employees (Bargaining Plan) was replaced by a pre-tax match of $1 for every $1 contributed up to 2% of gross pay and $.25 for every $1 contributed up to the next 4% of gross pay.

    Effective January 1, 1997, the pre- and after-tax matches for Salaried and Nonbargaining Hourly and Consolidated Diesel Company
(CDC) was replaced by a pre-tax match of $.50 for every $1 contributed up to 6% of gross pay. However, hourly employees meeting certain criteria at Jamestown, Charleston and CDC had the option of adopting the above mentioned amendment or remaining with the old plan.

    As of February 3, 1997, participants 55 years of age or older are able to diversify their stock account balances in the ESOP and Flexi Trust accounts into the other RSP investment options.


5.  TAX STATUS
    __________

    The Internal Revenue Service issued determination letters stating that the Plans were qualified in accordance with applicable plan design requirements as of their dates. In the opinion of the Plan Administrator and Internal Tax Counsel, the Plans are currently designed and continue to operate in a manner that qualifies them under Internal Revenue Code (IRC) Section 401(a) and, therefore, are exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.


6.  LONG-TERM DEBT
    ______________

    The ESOP Trust has issued $72,750,000 of ESOP Notes due in 1998 with an annual interest rate of 8.76 percent payable semi-annually to the Note holders (see Note 3). Effective January 1, 1993, the interest rate on the notes was reduced to 8.68 percent due to a tax law change. Effective July, 1998 the ESOP Notes will be refinanced at 6.96 percent due 2010 and guaranteed by the Company. A principal payment of $2.3 million is due in 1999. The final principal payment, $3.15 million, is due on January 4, 2010.


7.  PARTIES-IN-INTEREST AND REPORTABLE TRANSACTIONS
    _______________________________________________

    Party-in-interest transactions during the plan year ended
December 31, 1997 are included in Schedules I and II of these statements.

    Reportable transactions during the plan year ended December 31, 1997 are included in Schedule II of these statements.

                                                              SCHEDULE I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                       RETIREMENT AND SAVINGS PLANS
                              EIN 35-0257090
        ITEM 27 A:  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1997
              (cost and market value amounts stated in 000's)


      ISSUER/DESCRIPTION                   COST            MARKET VALUE
_______________________________          ________          ____________

Salaried:

 The Northern Trust Company
  Short-Term Investment Fund            $  1,130             $  1,130
 Cummins Engine Company, Inc.
  Fixed Income Fund****                   88,160               88,160
 Vanguard Wellington Fund***              74,789               96,263
 Vanguard U.S. Growth Fund***             40,676               57,069
 Vanguard Index Trust Fund***             57,236               79,880
 Vanguard Explorer Fund***                13,073               13,112
 Vanguard International Fund***            9,700                7,542
 Cummins Engine Company, Inc.
  Common Stock***                         73,911              148,332

 Participant Loans (7.0%-10.0%)            6,346                6,346
                                        ________             ________

                                        $365,021             $497,834
                                        ________             ________


Bargaining:

 The Northern Trust Company
  Short-Term Investment Fund            $      -            $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                  111,266              111,266
 Vanguard Wellington Fund***              48,880               62,915
 Vanguard U.S. Growth Fund***             14,533               20,390
 Vanguard Index Trust Fund***             25,949               36,215
 Vanguard Explorer Fund***                 3,084                3,093
 Vanguard International Fund***            1,615                1,256
 Cummins Engine Company, Inc.
  Common Stock***                          4,928                9,890

 Participant Loans (7.0%-10.0%)            4,142                4,142
                                        ________             ________

                                        $214,397             $249,167
                                        ________             ________
Onan:

 The Northern Trust Company
  Short-Term Investment Fund            $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                   20,194               20,194
 Vanguard Wellington Fund***              23,226               29,895
 Vanguard U.S. Growth Fund***             11,928               16,735
 Vanguard Index Trust Fund***             16,104               22,475
 Vanguard Explorer Fund***                 2,539                2,547
 Vanguard International Fund***            1,666                1,295
 Cummins Engine Company, Inc.
  Common Stock***                          1,603                3,217

 Participant Loans (7.0%-10.0%)            1,475                1,475
                                        ________             ________

                                        $ 78,735             $ 97,833
                                        ________             ________
Lubricon:

 The Northern Trust Company
  Short-Term Investment Fund            $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                       75                   75
 Vanguard Wellington Fund***                  80                  103
 Vanguard U.S. Growth Fund***                 83                  116
 Vanguard Index Trust Fund***                 95                  133
 Vanguard Explorer Fund***                    84                   84
 Vanguard International Fund***               41                   32
 Cummins Engine Company, Inc.
  Common Stock***                             10                   21

 Participant Loans (7.0%-10.0%)               28                   28
                                        ________             ________

                                        $    496             $    592
                                        ________             ________
CDC:

 The Northern Trust Company
  Short-Term Investment Fund            $      -             $      -
 Cummins Engine Company, Inc.
  Fixed Income Fund****                    5,884                5,884
 Vanguard Wellington Fund***               4,467                5,750
 Vanguard U.S. Growth Fund***              3,107                4,359
 Vanguard Index Trust Fund***              3,990                5,569
 Vanguard Explorer Fund***                   499                  501
 Vanguard International Fund***              442                  344
 Cummins Engine Company, Inc.
  Common Stock***                            888                1,783

 Participant Loans (7.0%-10.0%)            1,102                1,102
                                        ________             ________

                                        $ 20,381             $ 25,292
                                        ________             ________
Total:

 The Northern Trust Company
  Short-Term Investment Fund            $  1,130             $  1,130
 Cummins Engine Company, Inc.
  Fixed Income Fund****                  225,579              225,579
 Vanguard Wellington Fund***             151,443              194,926
 Vanguard U.S. Growth Fund***             70,327               98,669
 Vanguard Index Trust Fund***            103,374              144,272
 Vanguard Explorer Fund***                19,279               19,337
 Vanguard International Fund***           13,465               10,469
 Cummins Engine Company, Inc.
  Common Stock***                         81,341              163,243

 Participant Loans (7.0%-10.0%)           13,093               13,093
                                        ________             ________

                                        $679,031             $870,718
                                        ________             ________


*** Identifies known party-in-interest to the plan

****See detail of Cummins Engine Company, Inc. Fixed Income Fund following Schedule I.

                                                               Schedule I


                CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                      RETIREMENT AND INVESTMENT PLANS
                              EIN 35-0257090
         ITEM 27A: SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          AS OF DECEMBER 31, 1997
              (cost and market value amounts stated in 000's)



      SECURITY NAME                           CONTRACT VALUE    MARKET VALUE
     UNDERLYING ASSET                RATE      AT 12/31/97      AT 12/31/97
__________________________           _____    ______________    ____________

AIG 129128                           7.07%       $  8,883         $  9,197
AIG 18175B                           4.95%          3,048            3,048
Caisse Des Depots 31701              6.78%         10,054           10,270
Canada Life P45735                   5.90%          7,308            7,308
Deutschi Bank VG-CUM-1               6.35%         17,833           18,008
Deutschi Bank VG-CUM-2               7.04%          8,385            8,689
John Hancock 8760                    6.48%          7,452            7,452
Metropolitan 13753                   6.93%          4,478            4,478
New York Life GA-06971               7.10%          6,380            6,380
New York Life GA-06971-002           7.32%         12,730           12,730
New York Life GA-30196               7.88%         12,865           12,865
New York Life GA-30196-002           7.35%          6,352            6,352
Principal 4-15203-1                  7.75%          4,434            4,434
Principal 4-15203-2                  7.86%          8,897            8,897
Principal 4-15203-3                  7.30%          7,307            7,307
Prudential GA 5036-214               5.21%          4,941            4,941
Prudential GA 5036-216               7.26%          9,056            9,056
Rabobank CUM-119601                  6.18%         10,654           10,875
Rabobank CUM-089501                  6.38%         11,547           11,847
Rabobank CUM-049601                  6.51%         11,129           11,585
Sun Life Canada S-0856-G             5.77%         10,487           10,487
Sun Life Canada S-0877-G             5.70%          6,416            6,416
Bank of Union Switzerland 2112       6.26%         14,044           14,372
WLB4001                              6.21%          5,046            5,063
VGI Money Market Prime               5.48%         16,029           16,029
                                                 ________         ________

          Total                                  $225,755         $228,086
                                                 ________         ________
                                                 ________         ________


Schedule II

                               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                                     RETIREMENT AND INVESTMENT PLANS
                                   SCHEDULE OF REPORTABLE TRANSACTIONS
                                   FOR THE YEAR ENDED DECEMBER 31, 1997
                                        (amounts stated in 000's)

                                                Par Value
                                  Number of    or Principal   Purchased     Sales
Current    Gain or
                                 Transactions     Amount        Cost
Proceeds      Value     (Loss)
                                 ____________  ____________   _________
________     _______    _______
Description of Issue
____________________

Vanguard Wellington Fund***          158           N/A        $43,247      $
-      $43,247    $    -

Vanguard Wellington Fund***          161           N/A         18,041
23,835            -     5,794

Vanguard World-U.S. Growth***        161           N/A         23,263
-       23,263         -

Vanguard World-U.S. Growth***        161           N/A         14,647
20,525            -     5,878

VMMR - Prime Portfolio***            147           N/A         59,055
-       59,055         -

VMMR - Prime Portfolio***             77           N/A         58,762
58,762            -         -

Vanquard Institutional Index***      184           N/A         36,258
-       36,258         -

Vanquard Institutional Index***      132           N/A         14,462
19,186            -     4,724

Fixed Income Fund                    165           N/A         60,283
-       60,283         -

Fixed Income Fund                    159           N/A         61,717
61,717            -         -

Cummins Common Stock Fund***         163           N/A         22,561
-       22,561         -

Cummins Common Stock Fund***         151           N/A         10,914
15,230            -     4,316

Cummins ESOP Fund***                  85           N/A          3,328
4,125            -       797

Transfer of Assets from TNT            2           N/A              -
-       50,975         -
 To Vanguard




***Identifies known party-in-interest to the plan


                                                               Schedule III

               CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
               SCHEDULE OF MATCHING CONTRIBUTION FORMULAS
                           AS OF DECEMBER 31, 1997


                         LOC                           CASH        ESOP STOCK
EMPLOYING COMPANY        CODE    LOCATION NAME     CONTRIBUTIONS  CONTRIBUTION
_________________        ____    _____________     _____________  ____________

Cummins Engine Company   110     Columbus Exempt      No           Yes(12)
        "                120     Columbus DWU         Yes(3)(4)    No
        "                121     Walesboro DWU        Yes(13)      No
        "                122     DWU New Hires        Yes(13)      No
        "                130     Columbus OCU         Yes(3)(4)    No
        "                131     OCU New Hires        Yes(13)      No
        "                132     Walesboro OCU        Yes(13)      No
        "                135     Cols. Security       No           Yes(1)(2)
CADEC                    190     CADEC                No           Yes(12)
Cummins Engine Company   200(O)  CHS Mgmt. Services   No           Yes(1)(2)
        "                200(N)  CHS Mgmt. Services   No           Yes(12)
        "                220(O)  CTI Charleston       No           Yes(1)(2)
        "                220(N)  CTI Charleston       No           Yes(12)
Cummins Engine Company   240(O)  CHS Cylinder Head    No           Yes(1)(2)
        "                240(N)  CHS Cylinder Heads   No           Yes(12)
        "                250(O)  CHS Recon            No           Yes(1)(2)
        "                250(N)  CHS Recon            No           Yes(12)
        "                260(O)  CHS Engr Test Svcs   No           Yes(1)(2)
        "                260(N)  CHS Engr Test Svcs   No           Yes(12)
        "                291(O)  Cummins Marine       No           Yes(1)(2)
        "                291(N)  Cummins Marine       No           Yes(12)
        "                300(O)  Jamestown            No           Yes(1)(2)
        "                300(N)  Jamestown            No           Yes(12)
        "                301     JEP New Hires        No           Yes(12)
Cummins Natural Gas      390     Cummins Natural Gas  No           Yes(12)
 Engines
Cummins Americas, Inc.   400     Miami PDC            No           Yes(12)
Atlas Crankshaft         500     Atlas Salaried       No           Yes(12)
        "                510     Atlas Union          Yes(14)      No
Onan Corporation         550     Onan-Multiple Loc.   Yes(8)       Yes(7)
        "                551     Onan Huntsville      Yes(8)       Yes(7)
        "                552     Onan OPE St. Peter   Yes(8)       Yes(7)
Fleetguard, Inc.         600     Fleetguard TN        No           Yes(12)
                                  Salaried
        "                610     Fleetguard Lake      No           Yes(12)
                                  Mills Salaried
        "                620     Fleetguard Lake      No           Yes(1)(2)
                                  Mills Hourly
Fleetguard, Inc.         630     Fleetguard TN Hrly   Yes(9)       No
Lubricant Consultants    640     Lubricon             Yes(11)      No
Kuss                     650     Kuss Salaried        No           Yes(1)(2)
Kuss                     651     Kuss Union           No           Yes(1)(2)
Cummins Engine Company   700     DRC Salaried         No           Yes(12)
        "             *  720     DRC TN Union         Yes(10)      No
Cummins Diesel Intl.     810     CDIL                 No           Yes(12)
Consolidated Diesel Co.  900(O)  Consol. Diesel Co.   Yes(10)(6)   No
        "                900(N)  Consol. Diesel Co.   Yes(5)       No
Holset Engr. Company     950     Holset Memphis       No           Yes(12)
        "                951     Holset CHS           No           Yes(12)
        "                952     Holset Air
                                  Compressors         No           Yes(12)

*Participants at location 720 are not eligible to make Basic Savings Contributions.


Matching Contribution Legend
____________________________

( 1) ESOP Stock Contribution based on 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

( 2) ESOP Stock Contribution based on 50% of 1st $900 of pay contributed as a Basic Savings Contribution.

( 3) Cash Contribution of 50% (up to a maximum of $325) of 1st 2% of pay contributed as a Pre-tax Contribution.

( 4) Cash Contribution of 50% of the 1st $900 of pay contributed as a Basic Savings Contribution.

( 5) Cash Contribution of 50% on 1st 6% of pay contributed as a Pre-tax Contribution.

( 6) Cash Contribution based on 50% (up to a maximum of $900) on 1st $1,800 of pay contributed as a Basic Savings Contribution.

( 7) ESOP Stock Contribution based on 100% of 1st $250, 75% of next $250, 50% of next $1,000, and 25% of next $1,000 (maximum stock match = $1,187.50).  NOTE:  Applies to Pre-Tax
      Contributions.

( 8) Cash Contribution of 25% of the 1st $1,000 of pay contributed as a Basic Savings Contribution.

( 9) Cash Contribution of 50% of the 1st 2% of pay contributed as a Pre-Tax Contribution with a minimum of $200 if at least 2% is contributed.

(10) Cash Contribution of 50% of 1st 2% of pay contributed as a Pre-Tax Contribution.

(11) Cash Contribution of 100% of 1st 2.5% of pay contributed as a Pre-Tax Contribution.

(12) ESOP Stock Contribution based on 50% of 1st 6% of pay contributed as a
      Pre-Tax Contribution.

(13) Cash Contribution of $1 for $1 up to 2% of gross pay; $.25 on dollar up to next 4% of gross pay for pretax.

(14) Cash Contribution of $1 for $1 up to 2% of gross pay contributed as a Pre-Tax Contribution.

                                                               Schedule IV


                   Cummins Engine Company, Inc. and Affiliates
                          Retirement and Savings Plans
                          Employing Locations by Plan
                            As of December 31, 1997


Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
               Salaried and Non-Bargaining Hourly Employees
                             EIN # 35-0257090
                                 Plan 020
---------------------------------------------------------------------------

     110  Columbus Exempt                 400  Miami PDC
     135  Columbus Security               500  Atlas Salaried
     190  CADEC                           600  Fleetguard TN Salaried
     200  Charleston Management Svcs.     610  Fleetguard Lake Mills Salaried
     220  CTI Charleston                  620  Fleetguard Lake Mills Hourly
     240  Headline                        650  Kuss Salaried
     250  Charleston ReCon                700  DRC Salaried
     260  CHS Engr. Test Services         810  CDIL
     291  Cummins Marine                  950  Holset Memphis
     300  Jamestown                       951  Holset Charleston
     301  Jamestown New Hires             952  Holset Air Compressors
     390  Cummins Natural Gas Engines




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                          Onan Corporation Employees
                               EIN # 41-0965373
                                   Plan 025
--------------------------------------------------------------------------

     550  Onan Multiple Locations         552  Onan OPE St. Peter
     551  Onan Huntsville




         Cummins Engine Company, Inc. Retirement and Savings Plan for
                    Consolidated Diesel Company Employees
                              EIN #  56-1896727
                                  Plan 020
-------------------------------------------------------------------------

     900  Consolidated Diesel Company
     901

                                                              Schedule IV

                  Cummins Engine Company, Inc. and Affiliates
                          Retirement and Savings Plans
                          Employing Locations by Plan


         Cummins Engine Company, Inc. Retirement and Savings Plan for
                     Lubricant Consultants, Inc. Employees
                              EIN #  22-2083361
                                  Plan 020
-------------------------------------------------------------------------

     640  Lubricon




Cummins Engine Company, Inc. and Affiliates Retirement and Savings Plan for
                         Bargaining Unit Employees
                             EIN # 35-0257090
                                 Plan 030
---------------------------------------------------------------------------

     120  Columbus DWU                    132  Walesboro OCU
     121  Walesboro DWU                   510  Atlas Hourly
     122  DWU New Hires                   630  Fleetguard TN Hourly
     130  Columbus OCU                    651  Kuss Union
     131  OCU New Hires                   720  DRC TN Union

                                                                 Schedule V

                  CUMMINS ENGINE COMPANY, INC. AND AFFILIATES
                         RETIREMENT AND SAVINGS PLANS
                                EIN 35-0257090
           ITEM 27B:  SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                           AS OF DECEMBER 31, 1997
                          (amounts stated in 000's)



                                    PRINCIPAL
                      ORIGINAL      RECEIVED        UNPAID
                      AMOUNT OF     DURING         PRINCIPAL      AMOUNT
PLAN                    LOAN        THE YEAR      AT 12/31/97     OVERDUE
__________            _________     _________     ___________     _______

Salaried                $212           $23           $135           $45

Bargaining               204            14            126            46

Onan                      71             7             31            13

CDC                       14             -              4             2

Lubricon                   5             1              3             1

Participants may borrow amounts contributed up to 50% of the participant's account balance, not to exceed $50,000. Loans must be repaid at least quarterly over a period not to exceed five years. Interest rates vary depending upon the time the loans are requested. A collection policy has been implemented to tax all delinquent loans greater than 90 days past due as distributions to the participant.

                                SIGNATURE
                                _________



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                CUMMINS ENGINE COMPANY, INC.

                                RETIREMENT AND SAVINGS PLAN
                                ____________________________
                                     (Name of Plan)




By     /s/ Lori G. Roberts
       ____________________
       Lori G. Roberts
       Secretary - Pension
       Policy Committee